Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23
A Publicly-Held Company
NIRE 35300010230
INTERNAL CHARTER OF THE ENVIRONMENTAL, SOCIAL AND CLIMATE RESPONSIBILITY COMMITTEE
1. CHARTER - The operation of the ENVIRONMENTAL, SOCIAL AND CLIMATE RESPONSIBILITY COMMITTEE (“CRSAC”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of the Committee’s opinions and representation in management bodies and the Company’s General Stockholders’ Meeting, shall be governed by this Internal Charter (“Charter”).
2. COMPOSITION – THE ENVIRONMENTAL, SOCIAL AND CLIMATE RESPONSIBILITY COMMITTEE shall report to the Company’s Board of Directors (“Board of Directors”) and shall be composed of at least three and at most ten management members of the Company and/or its subsidiaries with great expertise on the matter, and it may have the participation of specialists who are not management members in the capacity of external advisors.
2.1. The members shall be elected by the Board of Directors for a term of office of one (1) year.
2.2. The Chairman shall be appointed by the Board of Directors from among the Directors elected as members of the Committee.
2.3. The Board of Directors shall set up the organization and duties of the CRSAC;
2.4. The duty of a member of the CRSAC is nondelegable.
2.5. The composition of the CRSAC shall be disclosed on the institution’s website.
2.6. The Board of Directors may elect or remove CRSAC members at any time.
2.7. In the event of vacancy of a member due to removal from office, resignation, death, proven incapacity, disability or loss of office or other events provided for in law, the Board of Directors shall appoint a substitute to complete the term of office of the replaced member. The appointment of a new member will not be required if the number of remaining members is equal to or higher than the minimum required under the terms of item 2 of this Charter.

2.8. DUTIES OF THE ENVIRONMENTAL, SOCIAL AND CLIMATE RESPONSIBILITY COMMITTEE – The Committee is responsible for (i) defining strategies to strengthen the Company’s environmental, social and climate responsibility; (ii) monitoring the performance of social institutions related to the Company and the initiatives directly carried out by the Company; (iii) ensuring the appropriate level of autonomy between the institutions that carry out social work and the Company; (iv) promoting the search for synergies and opportunities to increase efficiency between the institutions and the Company and between the institutions themselves; (v) approving the multiannual budget for initiatives that depend on the Company’s funding; (vi) monitoring the quality of governance of each institution; (vii) defining the process of allocation of funding via the Rouanet Law and other incentive laws and approving contributions to be made by the Company or other companies of the Itaú Unibanco Conglomerate; (viii) resolving on and proposing recommendations to the Board of Directors on the set-up and review of the Environmental, Social and Climate Responsibility Policy (PRSAC) (either every three (3) years or upon the occurrence of any events deemed significant according to the rules issued by the National Monetary Council); (ix) assessing and keeping a track record of the degree of adherence of any implemented actions to the PRSAC; and (x) monitoring the Company’s performance in meeting preset goals and proposing recommendations.
2.9 The CRSAC shall coordinate its activities with the Risk and Capital Management Committee in order to facilitate the exchange of information.
2.10 Together with the Board of Directors, for the purposes of Resolution No. 4945/21, the CRSAC shall be responsible for the following matters:
I. approve and review the PRSAC (either every three (3) years or upon the occurrence of any events deemed significant according to the resolution), with the assistance of the officer in charge of the policy;
II - ensure the timely correction of any deficiencies in connection with the PRSAC;
III – set up the organization and the duties of the Environmental, Social and Climate Responsibility Committee;
VI - ensure that the compensation structure adopted by the institution does not encourage any behavior that is inconsistent with the PRSAC; and
V –promote the internal disclosure of the PRSAC and the actions to ensure its effectiveness.

3. MEETINGS – Meetings shall be held at least every six months upon the convening of its Chairman.
3.1. Meetings shall be convened by means of notices to be sent via telephone call or electronic mail as early as possible to enable the attendance of members.
3.2. Convening notices are waived for meetings where all members are present.
3.3. Meetings shall be validly opened when at least the absolute majority of members are present.
3.4. Meetings may be attended in person or via conference call or video conference.
3.5. Whenever possible, the meeting’s agenda and its supporting documentation shall be distributed in advance.
3.6. In addition to ordinary meetings, the CRSAC may schedule meetings with the Company’s Board of Officers and Board of Directors whenever necessary.
3.7. To address Social, Environmental and Climate issues, experts in specific technical areas may be invited to support discussions.
3.8. The discussions and resolutions of the meeting shall be drawn up in minutes.
4. DUTIES – The members of the CRSAC, in addition to complying with the legal duties inherent in the position, as well as the external advisors, shall conduct themselves based on the highest ethical standards and comply with and encourage good corporate governance practices in the Company, ensuring the strict confidentiality of any material information related to the Company if and while it is not publicly disclosed accordingly.
5. OMITTED CASES – Any matters not covered by this Charter shall be settled by the Chairman, subject to the agreement of the CRSAC.
6. AMENDMENTS - This Charter may only be amended by the Board of Directors.